                                                                      EXHIBIT 12


                AMERITRUCK DISTRIBUTION CORP. AND SUBSIDIARIES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                     (In thousands, except ratio amounts)
                                  (Unaudited)



                                        Three Months Ended
                                             March 31,
                                        ------------------
                                         1996*      1995*
                                        -------    -------
Earnings:
      Income before income taxes
       and extraordinary item            $  212    $ 1,499
                                         ------    -------
Fixed charges:
      Interest expense and amortization
       of debt discount and premium on
       all indebtedness                   3,699        675

      Portion of rent under long-term
       operating leases representative
       of an interest factor                380         49

      Preferred stock dividend
       requirements of consolidated
       subsidiaries                           -         50
                                         ------    -------
          Total fixed charges             4,079        774
                                         ------    -------
Earnings before income taxes and         $4,291    $ 2,273
 fixed charges                           ======    =======

Ratio of earnings to fixed charges         1.05x     2.94x
                                         =======   =======


* Comparisons between periods are affected by acquisitions--see Note 2 contained in the unaudited Notes to Consolidated Financial Statements.